

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Jimmy Chan
Chief Executive Officer
Sugarmade, Inc.
750 Royal Oaks Drive
Suite 108
Monrovia, CA 91016

      Re: Sugarmade, Inc.
          Offering Statement on Form 1-A
          Filed June 25, 2020
          File No. 024-11246

Dear Mr. Chan:

     We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed on June 25, 2020

The Offering, page 2

1.   You state that you are offering "6,000,000 to 6,000,000,000" shares. This suggests that you are conducting an offering with a minimum and a maximum subscription amount. Yet elsewhere you state that there is no minimum offering. Please revise to clarify the terms of your offering. Also, tell us how you intend to offer 6,000,000,000 shares of common stock when your disclosure and your most recent certificate of amendment to your articles of incorporation state that you are authorized to issue 1,990,000,000 shares of common stock. Further, ensure that the legal opinion provided by your counsel reflects the amount you intend to offer in this offering.

We do not have sufficient cash on hand, page 6

2.   You state here that you will need at least $5,000,000 within the next 12 months to continue operations. However, your disclosure on page 20 states that raising 25% of this offering, for net proceeds of $1,476,500, will sustain operations for a twelve-month period.   Please revise for consistency.

Risks of Government Action and Regulatory Uncertainty, page 12

3.   The risks you describe here do not appear to address your recent entry into the cannabis delivery services, nor do they address your intent to enter into the cannabis cultivation business. For example, you state that you "do not cultivate, process, market or distribute cannabis...," however, this does not appear to address your current business operations. Please substantially revise your risk factors to address your current business operations.

Use of Proceeds, page 20

4.   Elaborate upon the "acquisition of real estate and cannabis licenses" you refer to here and your reference to the "purchase of an extraction facility" on page 2. In this regard, your recent press releases indicate that you plan to use the proceeds of this offering to expand your BudCars delivery service.

Management's Discussion and Analysis, page 22

5.   Revise to discuss your financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required, including the audited fiscal year end, and discuss the causes of material changes from year to year or period to period in financial statement line items. Refer to Item 9 of Form 1-A.

BudCars Cannabis Delivery Service, page 28

6.   We note that you filed a current report on Form 8-K on February 10, 2020 announcing your entry into an agreement with Indigo Dye Group Corp., pursuant to which you purchased a 40% stake for $700,000, with an option to purchase an additional 30% stake. File this agreement as an exhibit to your Form 1-A. Your subsequent press releases suggest that this acquisition may be significant to you; if so, please tell us why you have not reported this transaction pursuant to Item 2.01 of Form 8-K, including providing financial statements of the acquired business.

7.   We also note several press releases you have issued recently reporting the sales performance of BudCars over various monthly periods and projecting performance into the future or against "targets" or "benchmarks." Tell us why you believe these press releases are appropriate given the following:
   •   Given your interest in BudCars is a partial ownership interest, tell us why you believe it is appropriate to provide historical and future financial performance in a manner that suggests these sales will accrue to you.

- You are reporting the performance of BudCars without regard to other aspects of your business, such as your product supply business.
- You are reporting sales information without regard to other financial statement line item information, such as costs or net loss/gain information.

8.   Your press release dated June 23, 2020 states that you plan to expand into cannabis cultivation and that you have already secured a property containing a 5,000 square-foot indoor premium cannabis cultivation facility. Please revise to state as much here and file the acquisition agreement for the property as an exhibit.

Expansion Into Non-Medical Protective Equipment, page 28

9.   You state in a current report on Form 8-K dated May 4, 2020 that you have begun to receive a substantial number of large purchase orders in excess of $10,000,000. Update your disclosure here to explain whether the purchase orders you have entered into have been fulfilled and, if not, the terms under which you are required to fulfull the purchase orders. Clarify whether you have secured a supplier and/or airfreight transportation for these orders. Finally, clarify the conditions you and the purchasers will need to satisfy before purchase orders will result in revenue to you, if at all.

Government Regulations, page 30

10.   You acknowledge that the BudCars line of business could be affected by governmental regulations of cannabis products. Please revise your disclosure to describe those state and federal regulations that are applicable to your business.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

     Please contact Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services